        Queenstake Resources Ltd.

Interim Consolidated Financial Statements

For the three month and nine month periods ended September 30, 2002

Table of Contents

Letter to Shareholders
Management's Discussion and Analysis
Consolidated Balance Sheets
Consolidated Statements of Loss and Deficit
Consolidated Statements of Cash Flows
Notes to Financial Statements
Corporate Directory

Dear Shareholders:

Queenstake Resources Ltd., the operator of the Magistral Joint Venture (the “MJV”), shipped its first 254 ounces of gold poured at Magistral on Wednesday, October 9, 2002.  The gold was received at the Johnson Matthey refinery on October 11th and was sold at US$316.10 per ounce. By November 23, 2002 gold production had totaled 2,200 ounces and is not hedged.

Queenstake began stacking ore on the leach pad at the end of August and leaching began mid-September.  Production is expected to gradually increase over the next few months to the anticipated average annual production rate of 40,000 ounces of gold per year.  Mine life, based on the current reserves, is expected to be 8 years and gold recovery from the ore, over its 240 day leach cycle, is expected to be 73%. The proven and probable reserve base for the Magistral mine is 6,980,000 tonnes containing 465,100 ounces at an average grade of 2.07 grams of gold per tonne.  The feasibility study forecast an estimated life-of-mine operating cost per ounce to be US$180 but the MJV expects this to be lower due to the high-grade nature of recently discovered additional reserves (NR02-06 June 4, 2002).

Queenstake’s strategy to grow to a mid-tier gold producer is comprised of three stages.

•

Stage one -  cash flow from production at Magistral.

•

Stage two – acquire additional cash-flow producing gold assets.

•

Stage three - increase gold resources at Magistral and any newly acquired gold asset through exploration using cash flow from production

Management’s current focus is on investigating new acquisition opportunities.  With the Company’s treasury intact by virtue of the financing used at Magistral, Queenstake is ready to advance to additional production opportunities.  Chris Davie, Queenstake’s CEO said: “The first gold pour at any project is exciting but this has been particularly so, representing as it does the culmination of an extended period of project development and construction.  When we completed financing of the project the gold price was $270 and many said it could not be done.  I give my heartfelt thanks to everyone at the Company involved in making this dream a reality. We now have our principal asset in production at a time of rising gold prices and our first stepping stone to the Company’s future growth is complete”.

During the third quarter the Company’s treasury increased by the receipt of $959,380 gross proceeds for the exercise of 5,329,889 share purchase warrants and the receipt of $1.2 million as proceeds for the sale of its interest in the Taparko Joint Venture to High River Gold.  The Company loaned the MJV US$1 million in the third quarter at 18% interest to be repaid from a first call on MJV cash flow.

The Company has increased its market awareness program by participating in a number of investor shows in Canada, the United States and London as well as increased visits to brokers and mining analysts.  Please visit the Company’s web site at www.queenstake.com to read independent analyst reports on the Company.

The Company now enters the fourth quarter as a producer in a gold market that shows continued signs of strength amid turmoil in other markets. We look forward to the achievement of revenues, cash flow and continued exploration success while continuing to seek growth by means of appropriate acquisition opportunities.

(signed) Chris Davie

Chris Davie

President and Chief Executive Officer

November 27, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Consolidated Financial Statements for the Three Months and Nine Months ended September 30, 2002

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the audited consolidated financial statements and management discussion and analysis of financial condition and results of operations for the year ended December 31, 2001.

Queenstake is operator and joint owner of the Magistral Joint Venture (“MJV”).  In the first nine months of 2002 almost 100% of the Company’s efforts were directed towards constructing and placing into production the Magistral gold mine in Sinaloa, Mexico.  The Magistral mine poured and shipped its first 254 ounce gold bar on October 9, 2002.  This narrative will intertwine the Company’s results of operations and comments on the liquidity of the Company at September 30, 2002.

Queenstake’s interest in the MJV does not meet the Canadian general accepted accounting principles criteria to be accounted for as a joint venture and therefore its carrying value is reported as a long-term investment.  The asset and liability accounts of the MJV are not consolidated in Queenstake’s financial statements.

Pursuant to the terms of the MJV agreement, Queenstake earned a US$300,000 fee (Cdn$472,305) for the construction period and will begin earning US$50,000 per month once targeted production is achieved, expected to be in November 2002.

In the third quarter 2002 the Company received $959,380 proceeds pursuant to the issuance of 5,329,889 shares issued upon exercise of share purchase warrants and  $5,000 proceeds pursuant to the issuance of 50,000 shares upon exercise of stock options.

On December 27, 2001 the Company and Midwest Mining Inc. formalized the MJV agreement, committed to developing the Magistral project into a gold mine and Midwest converted its September 2001 loan of $986,563 (US$625,000) to equity in the MJV. Midwest funded the MJV with an additional US$6 million being the cash component necessary to construct the mine earning its effective 57.5% interest in the MJV.  The Company contributed the Magistral project to the MJV.  On January 31, 2002 Queenstake exercised its option to acquire Oro de Sotula SA de C.V. from Campbell Resources Inc. funded by and for the benefit of the MJV.  Oro was acquired because it owns the past producing Santa Gertrudis project in Mexico and the plant and mobile equipment necessary to operate a heap-leach gold mine.  The consideration for the shares of Oro was the assumption of the reclamation obligations at Santa Gertrudis, a Mexican tax liability, a note of US$1 million payable to Campbell, and a second contingent payment of US$1 million payable to Campbell in tranches at certain milestone gold prices ($315, $330 and $350 per ounce).  In accordance with the MJV agreement, these assets and contingent liabilities were contributed to the MJV and are not included in these consolidated financial statements.   In 2001, the MJV paid Campbell $197,034 (US$125,000) option payments. On September 9th, 2002, the first US$150,000 tranche of the contingent US$1 million note was triggered when the gold price for the preceding 120 calendar days averaged over US$315 per ounce.  The Company satisfied the MJV obligation by the issuance of 978,500 shares to Campbell. The Company expects to recover the deemed value of the shares $234,840 (US$150,000) from the MJV after Midwest is repaid its preferred US$6,625,000.

Estimated Magistral construction capital budget overruns of US$2 million were loaned to the MJV equally between Queenstake and Midwest in the third quarter 2002.  Each US$1 million loan, bearing interest at 18% per annum, will be repaid from a first call on 100% of Magistral cash flow and is secured by the assets of the MJV. The Company has accrued interest on this loan of $48,333 to September 30, 2002.  Queenstake loaned an additional US$150,000 to the MJV in October 2002 to fund its 50% share of a US$300,000 working capital loan on the same basis.

In February 2001 the Company completed the acquisition of Incanore Gold Mines Ltd. and its mineral projects in Burkina Faso, of which the most significant asset was an 18.5% interest in the Taparko project. The Company’s partner, High River Gold Mines Ltd., had an option to purchase the Company’s interest in the Taparko project for $1.4 million until February 26, 2004. The Company accepted a discounted price of $1.2 million on July 15, 2002 rather than $1.4 million on February 26, 2004 resulting in a loss on sale of resource property of $298,161, representing the $200,000 difference between the acquisition price and the sale price and $98,161 of asset evaluation and exploration costs capitalized in 2001.

General and administration expenses were $1,050,166 for the first nine months of 2002 compared to $481,833 for the first nine months of 2001.  On January 1, 2002 the Company hired a Controller and secretary both working from the Denver office to assist in the Company’s growth. With commencement of construction at Magistral the Company stopped capitalizing up to 50% of the salaries of its President and Vice President Exploration to the Magistral project, or about $130,000 (US$83,000) for the first nine months of 2001.  In the third and fourth quarter of 2002 the Company has increased its market awareness program and budget and has participated in a number of investor shows throughout the United States, Canada and London.  The majority of the Company’s general and administrative costs are now incurred in US dollars and paid for from a Canadian dollar treasury.  The average Canadian to U.S. dollar exchange rate for the first nine months of 2002 was 1.571 compared to 1.538 for the first nine months of 2001 which contributed to the overall increase when comparing the two periods.

A significant item on the Statement of Loss is the non-cash expense of $679,634 relating to the early conversion of a note that would have matured in September 2003.  The charge is calculated in accordance with the pronouncement of the CICA, EIC-96, Accounting for the Early Extinguishment of Convertible Securities Through Induced Early Conversion. The charge to earnings in the amount of $1,304 was calculated in accordance with the new requirements of CICA of accounting for stock-based compensation expense.  Under this method, compensation expense on stock options granted to consultants is recorded as an expense in the period the options are vested. Stock options granted to consultants are accounted for using the fair value method.  Stock options granted to employees and directors are reported on a pro-forma basis and are not included in the current loss.

Historically, Queenstake's capital needs have been met through sales of equity securities. There can be no assurance that such financing will continue to be available to Queenstake on favorable terms or at all. Queenstake expects to receive operator fees from revenue from production at Magistral during the next twelve months; however, if production is delayed or is not profitable, then there may be delays in receiving this anticipated income. Queenstake is subject to various risks and uncertainties, most of which are inherent to conducting mineral exploration and development activities. Foreign investments are subject to taxation as imposed at various levels within each country, capital investments and repatriation limitations, and the effects of changes in foreign currency rates. Environmental laws imposed presently or in the future may also result in additional costs of conducting mineral exploration or mining activities. Queenstake's Magistral project is its only mineral property with economically recoverable gold reserves.  Its residual interests in its Peru Properties, through its shareholding in Monterrico Metals PLC, are in the exploration stage and it has not yet been determined whether the properties contain ore reserves that are economically recoverable or whether Monterrico will continue to be successful in raising the funds to explore its property portfolio to its full potential.  Finally, amounts recorded by Queenstake as long-term investments are dependent upon future profitable operations of the underlying mineral properties.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company’s liquidity either materially increasing or decreasing at present or in the foreseeable future.  Material increases or decreases in the Company’s liquidity will be substantially determined by the success or failure of placing its Magistral project into profitable production, the price of gold and the ability of the Company to successfully acquire and finance another mineral acquisition.

The Company’s cash at September 30, 2002 was $851,663, an increase of $496,871 compared to December 31, 2001 and working capital increased to $2,609,809 from $308,034 at December 31, 2001.  In addition to the previously discussed loan made by the Company to the MJV, the Company had unbilled travel advances of $80,659 included in accounts receivable at September 30, 2002.

The working capital position combined with its management fee income, is sufficient to fund the next 12 months of planned operations of the Company with any increase in corporate activity or acquisitions to be funded by additional and associated external debt or equity financing.

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS

(In Canadian Dollars)

 (unaudited – Prepared by Management)

As at	September 30, 2002	December 31, 2001
ASSETS
Current assets
Cash and short-term investments	$851,663	$354,795
Loan to Magistral Joint Venture	1,587,200	-
Interest on loan to Magistral Joint Venture	48,333	-
Accounts receivable	174,356	80,751
	2,661,552	435,546
Long-term investments (Note 4)	4,405,706	4,170,866
Resource properties (Note 5)	-	1,498,161
Other capital assets, less accumulated depreciation (Note 6)	59,658	36,054
	$7,126,916	$6,140,627
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	$51,743	$127,512
	51,743	127,512

Convertible unsecured note (Note 7)	-	864,450
Non controlling interest	604,130	591,575
	655,873	1,583,537
SHAREHOLDERS’ EQUITY
Share capital (Note 8) Authorized: unlimited common shares without par value
Issued: 67,984,045 (2001 – 48,002,294 shares)	55,416,145	51,728,011
Contributed surplus	227,232	227,232
Equity component of convertible notes	-	163,953
Deferred stock option compensation (Note 8)	1,303	-
Deficit	(49,173,637)	(47,562,106)
	6,471,043	4,557,090
	$7,126,916	$6,140,627

(See accompanying notes to the Consolidated Financial Statements)

Approved by the Board of Directors

/s/ James Mancuso

/s/ Chris topher Davie

J. Mancuso

C. Davie

Director

Director

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(In Canadian Dollars)

 (unaudited – Prepared by Management)

	Three months ended		Nine months ended
For the period ended	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
Revenue
Management fees	$-	$-	$472,305	$-
Interest	48,349	5,635	48,709	30,300
Other income	6,800	(114)	7,453	21,305
	55,149	5,521	528,467	51,605
Costs and expenses
General and administrative	331,508	131,463	1,050,166	481,833
Corporate development	5,068	50,667	6,145	102,506
Current exploration	-	4,241	-	71,509
Depreciation	3,055	2,403	8,512	14,573
Interest	-	29,263	4,850	91,690
	339,631	218,037	1,069,673	762,111
Loss before the undernoted	(284,482)	(212,516)	(541,206)	(710,506)
Other (income) expense
Non-cash loss on early conversion of debt	-	-	679,634	-
Non-cash stock compensation	-	-	1,303	-
Gain on foreign exchange	(57,337)	(507)	(51,028)	(7,852)
Gain on sale of subsidiary	(8,750)	-	(8,750)	(28,500)
Loss on sale of resource property	298,161	-	298,161	-
Loss on sale of equipment	-	(5,396)	-	(5,259)
	232,074	(5,903)	919,320	(41,611)
Loss before non-controlling interest	(516,556)	(206,613)	(1,460,526)	(668,895)
Non-controlling interest	(12,555)	-	(12,555)	-
Net loss	$(529,111)	$(206,613)	$(1,473,081)	$(668,895)
Net loss per share	$(0.01)	$(0.00)	$(0.02)	$(0.01)
Weighted average number of shares outstanding	63,770,119	47,668,961	62,929,272	46,334,072
Deficit, beginning of period	$(48,644,526)	$(42,467,566)	$(47,562,106)	$(41,975,474)
Net loss	(529,111)	(206,613)	(1,473,081)	(668,895)
Accretion of liability component of convertible secured note	-	(14,905)	(138,450)	(44,715)
Deficit, end of period	$(49,173,637)	$(42,689,084)	$(49,173,637)	$(42,689,084)

(See accompanying notes to the Consolidated Financial Statements)

QUEENSTAKE RESOURCES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Canadian Dollars)

 (unaudited – Prepared by Management)

	Three months ended		Nine months ended
For the period ended	September 30, 2002	September 30, 2001	September 30, 2002	September 30, 2001
CASH FLOWS FROM (USED IN): OPERATING ACTIVITIES
Net loss	$(529,111)	$(206,613)	$(1,473,081)	$(668,895)
Items not involving cash
Loss on early conversion of note	-	-	679,634	-
Stock based compensation expense	-	-	1,303	-
Interest paid in shares	-	-	4,850	-
Loss on sale of resource property	298,161	-	298,161	-
Depreciation	3,055	2,403	8,512	14,573
Loss on sale of equipment	-	-	-	137
	(227,891)	(204,210)	(480,621)	(654,185)
Net changes in non-cash working capital items: Accounts receivable Accounts payable and accrued liabilities Secured note	(71,109) (37,223) -	14,089 44,728 -	(93,606) (27,332) -	12,836 (123,388) (483,145)
Loan to Magistral Joint Venture	(1,587,200)	-	(1,587,200)	-
Interest on loan to Magistral Joint Venture	(48,333)	-	(48,333)	-
	(1,971,756)	(145,393)	(2,237,092)	(1,247,882)
FINANCING ACTIVITIES
Cost of acquisition, net of cash acquired	-	-	-	(85,138)
Share purchase warrants exercised	959,380	-	1,588,880	-
Cost to issue shares on conversion of note	(35,992)	(12,498)	(40,356)	(12,498)
Shares issued for stock options	5,000	-	5,000	-
Midwest Joint Venture contribution	-	986,563	-	986,563
Deferred share acquisition costs	-	-	-	37,060
	928,388	974,065	1,553,524	925,987
INVESTING ACTIVITIES
Proceeds from sales of resource property and equipment	1,200,000	-	1,200,000	500
Minority interest change	12,555	-	12,555	-
Expenditures on resource properties and equipment	(1,601)	(293,128)	(32,116)	(521,529)
	1,210,954	(293,128)	1,180,439	(521,029)
Increase (decrease) in cash and short-term investments	167,586	535,544	496,871	(842,924)
Cash and short-term investments, beginning of period	684,080	952,206	354,795	2,330,674
Cash and short-term investments, end of period	$851,666	$1,487,750	$851,666	$1,487,750

(See accompanying notes to the Consolidated Financial Statements)

SUPPLEMENTAL DISCLOSURE OF NON-CASH INVESTING AND FINANCING ACTIVITY

In January 2002, the Company issued 9,687,830 common shares in exchange for conversion of a convertible note and 532,830 common shares as payment of $53,283 accrued interest on the convertible note.  On September 11, 2002 the Company issued 978,500 common shares as payment of $234,840 to satisfy the first tranche of Magistral Joint Venture’s note payable to Campbell Resources Inc.

QUEENSTAKE RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

For the three and nine months ended September 30, 2002 (in Canadian Dollars)

 (unaudited – Prepared by Management)

1.

INTERIM UNAUDITED FINANCIAL STATEMENTS

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2001. Certain of the prior years’ comparative figures have been reclassified to the current year’s presentation.

2.        CHANGES IN ACCOUNTING POLICIES

The Company has adopted the new policy of the Canadian Institute of Chartered Accountants  (“CICA”) of accounting for stock-based compensation expense.  Under this method, compensation expense on stock options granted to consultants is recorded as an expense in the period the options are vested. Stock options granted to consultants are accounted for using the fair value method.

The Company has elected to follow the intrinsic value method of accounting for stock options granted to directors and employees.  Under this method, no compensation expense is recorded when stock or stock options are granted to directors and employees if the exercise price of the stock options is granted at market value.  Any consideration paid by directors and employees on exercise of stock options or purchase of shares is credited to share capital.  However, additional disclosure of the effects of accounting for stock based compensation to directors and employees as compensation expense, using the fair value method, is disclosed as pro-forma information.

The fair values of the options are estimated using the Black-Scholes Option Pricing Model.

3.        BUSINESS ACQUISITIONS

Effective January 31, 2002, pursuant to a share purchase agreement and on behalf of and funded by the Magistral Joint Venture, Queenstake Resources Ltd. purchased all of the outstanding shares of Oro de Sotula S.A. de C.V. (“Oro”), a Mexican company.  Oro was acquired because it owns the past producing Santa Gertrudis project in Mexico and the plant and mobile equipment necessary to operate a heap-leach gold mine.  The consideration for the shares of Oro is the assumption of the reclamation obligations at Santa Gertrudis, a Mexican tax liability, a note of US$1 million payable to Campbell Resources Inc., and a second contingent payment of US$1 million payable to Campbell in tranches at certain milestone gold prices ($315, $330 and $350 per ounce).  In accordance with the Magistral Joint Venture agreement, these assets and liabilities were contributed to the MJV and are not included in these consolidated financial statements.

4.        LONG-TERM INVESTMENTS

	September 30, 2002	December 31, 2001
Magistral Joint Venture, Mexico	$ 4,375,706	$ 4,140,866
Monterrico Metals PLC, Peru	30,000	30,000
	$ 4,405,706	$ 4,170,866

5.        RESOURCE PROPERTIES

	September 30, 2002	December 31, 2001
Taparko, Burkina Faso	$ -	$ 1,498,161
	$ -	$ 1,498,161

The Company’s partner, High River Gold Mines Ltd., had an option to purchase the Company’s interest in the Taparko project for $1.4 million until February 26, 2004. The Company accepted a discounted price of $1.2 million on July 15, 2002 rather than $1.4 million on February 26, 2004 resulting in a loss on sale of resource property of $298,161, representing the $200,000 difference between the acquisition price and the sale price and $98,161 of asset evaluation and exploration costs capitalized in 2001.

6.        OTHER CAPITAL ASSETS

	September 30, 2002			December 31, 2001
	Cost	Accumulated depreciation	Net book value	Net book value

Mining equipment	$74,402	$62,361	$12,041	$12,041
Office equipment	117,593	69,976	47,617	24,013
	$191,995	$132,337	$59,658	$36,054

7.

DEBT

	September 30, 2002	December 31, 2001
Debt component
Convertible unsecured note	$-	$864,450
	$-	$864,450
Equity component
Convertible unsecured note	$-	$163,953
	$-	$163,953

On January 15, 2002 the holder of the Company’s convertible unsecured note, issued on September 14, 2000 with a face value of $968,783 and a maturity date of September 15, 2003, agreed to an immediate conversion of the entire balance of the note if the Company would seek regulatory approval to adjust the conversion price to $0.10 per share from $0.18 per share. The Toronto Stock Exchange approved the modification and on January 31, 2002 the holder was issued 9,687,830 common shares and 1,779,864 share purchase warrants which were subsequently exercised at $0.18 on September 11, 2002.  On January 31, 2002, the debt component of the convertible note in the amount of $864,450 and the equity component of the convertible unsecured note in the amount of $163,953 were transferred to share capital, and an additional non-cash amount of $679,634 was charged to operations with a corresponding increase in share capital in accordance with the pronouncement of the CICA, EIC-96, Accounting for the Early Extinguishment of Convertible Securities Through Induced Early Conversion. The note bore interest at the rate of 12% per year payable each July 31 in cash or, alternatively, in shares at the Company’s discretion with further regulatory approval being required at the time of payment. Accrued interest on the convertible note from August 1, 2001 to the deemed conversion date of January 15, 2002 amounted to $53,283 and on January 31, 2002 the holder was issued 532,830 common shares in satisfaction thereof.  Of this $53,283 interest payment, $48,438 was recorded as a current liability on the consolidated balance sheet at December 31, 2001.

8.        SHARE CAPITAL        Authorized:        Unlimited common shares

(a)

During the nine months ended September 30, 2002 changes in share capital were as follows:

	September 30, 2002		December 31, 2001
	Shares	Amount	Shares	Amount
Balance beginning of period	48,002,294	$51,728,011	38,988,294	$49,829,265
Issued during the period (net of issue costs)
For Incanore Gold Mines Ltd.	-	-	7,600,000	1,314,569
Conversion of note(s)	9,687,830	1,806,131	414,000	506,677
For interest on convertible note	532,830	53,283	1,000,000	77,500
Shares issued to Campbell Resources Inc.	978,500	234,840	-	-
For cash on exercise of incentive stock options	50,000	5,000	-	-
For cash on exercise of warrants	8,732,591	1,588,880	-	-
Balance end of period	67,984,045	$55,416,145	48,002,294	$51,728,011

(b)

At September 30, 2002 the Company had two stock option plans, the 1995 Plan and the Santa Cruz plan.  The Santa Cruz Plan will remain in place until all existing options are exercised, expire or are cancelled. The Company’s 1995 Plan is the only active incentive stock option plan.  It was established on May 17, 1995, and amended most recently on May 30, 2002.  A maximum of 5,800,000 five year options may be granted under the 1995 Plan at market value on the day before granting.  One half of any options granted are exercisable immediately and the remainder one year later.   At September 30, 2002, there were 4,995,162 options granted and 504,838 options available for granting under the 1995 Plan.

Options outstanding at September 30, 2002 are exercisable in the following amounts and exercise prices:

Exercisable in 2002 Number of Shares	Exercisable in 2003 Number of Shares	Exercise Price	Expiry Dates
1,332,500	1,332,500	$0.315	June 3, 2007
50,000	50,000	$0.19	August 2, 2007
15,000	15,000	$0.11	January 14, 2007
650,000		$0.09	December 18, 2006
410,000		$0.155	June 16, 2005
755,000		$0.25	September 17, 2004
51,750		$0.97	January 31, 2004
152,287		$1.24	January 30, 2003
46,575		$2.61	September 25, 2005
134,550		$3.86	September 25, 2005
3,597,662	1,397,500

Option activity for the preceding nine month period is as follows:

	September 30, 2002		December 31, 2001
	Shares	Weighted Average Exercise Price $	Shares	Weighted Average Exercise Price $
Balance, beginning of period	2,603,674	0.89	2,316,472	1.39
Granted	2,845,000	0.31	650,000	0.09
Exercised	(50,000)	(0.10)	-	-
Expired	(403,512)	(2.77)	(362,798)	(2.65)
Balance, end of period	4,995,162	0.41	2,603,674	0.89

Pursuant to the new CICA policy of accounting for stock based compensation, compensation expense on stock options granted to directors and employees using the fair value method is disclosed as pro-forma information.

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes Option Pricing Model with the following assumptions made as the date of grant of January 1, 2002.

Risk-free interest rate

4.8%

Expected dividend yield

-

Expected stock price volatility

28%

Expected option life in years

5

The pro forma effect on net loss and loss per share for the period ended September 30, 2002 of the actual results had the Company accounted for the stock options granted to directors and employees using the fair value method is as follows:

Net loss for the period

Reported

$(1,473,081)

Pro forma

$(1,615,622)

Basic and diluted loss per share

Reported

$(0.02)

Pro forma

$(0.03)

Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

(c)

As at September 30, 2002 the Company has no outstanding purchase warrants.

Warrant activity for the preceding nine month period is as follows:

	September 30, 2002		December 31, 2001
	Shares	Weighted Average Exercise Price $	Shares	Weighted Average Exercise Price $
Balance, beginning of period	8,955,430	0.18	8,955,430	0.18
Issued	1,779,864	0.18	-	-
Exercised	(8,732,591)	0.185	-	-
Expired	(2,002,703)	(0.185)	-	-
Balance, end of period	-	-	8,955,430	0.18

9.

SEGMENTED INFORMATION

The Company considers its business to consist of one operating and geographic segment in Mexico.

CORPORATE DIRECTORY

REGISTERED AND RECORDS OFFICE

Queenstake Resources Ltd.

Suite 200, 204 Lambert Street

Whitehorse, Yukon Y1A 3T2 Canada

EXECUTIVE OFFICE

Queenstake Resources Ltd.

Suite 2940, 999 Eighteenth Street

Denver, CO 80202 USA

Phone:

(303) 297-1557

Fax:

(303) 297-1587

Email:

usa@queenstake.com

CORPORATE &

SHAREHOLDER RELATIONS OFFICE

Doris Meyer

712C – 12th Street

New Westminster, BC V3M 4J6 Canada

Phone:

(604) 516-0566

Fax:

(604) 516-0568

Email:

dorism@telus.net

LEGAL COUNSEL

Gowling Lafleur Henderson LLP

Suite 2300, Four Bentall Centre

1055 Dunsmuir Street, P.O. Box 49122

Vancouver, BC V7X 1J1 Canada

Anton, Campion, MacDonald, Oyler & Buchan

Suite 200, 204 Lambert Street

Whitehorse, Yukon  Y1A 3T2 Canada

AUDITORS

Deloitte & Touche LLP

Suite 2100, Four Bentall Centre

1055 Dunsmuir Street

Vancouver, BC V7X 1P4 Canada

TRANSFER AGENT

CIBC Mellon Trust Company

1066 West Hastings Street

Suite 1600, The Oceanic Plaza

Vancouver BC Canada V6E 3X1

DIRECTORS AND OFFICERS

James Mancuso

Director and (Non-Executive) Chairman

Chris Davie

Director and President, Chief Executive Officer

Dorian (Dusty) Nicol

Director and Vice President Exploration

Doris Meyer

Vice President Finance, Chief Financial Officer

and Corporate Secretary

Charles Andrews

Controller

Gordon Gutrath

Director

Hugh Mogensen

Director

Peter Bojtos

Director

Grant Edey

Director

WEBSITE

www.queenstake.com